

Mr. João Adalberto Elek Júnior
Chief Financial Officer
Net Communications Services Inc.
Rua Verbo Divino 1356
04719-002 São Paulo-SP
Federative Republic of Brazil

December 2, 2010

> **Re:** **Net Communications Services Inc.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed May 21, 2010**
> **File No. 0-28860**

Dear Mr. Elek:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director